Pricing Supplement Dated August 20, 2008 (To Prospectus dated July 2, 2007 and Prospectus Supplement dated January 29, 2008) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File Nos. 333-144261, 333-144261-01, 333-144261-02, 333-144261-03, 333-144261-04, 333-144261-05, 333-144261-06 and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date: August 20, 2008

Original Issue Date: August 27, 2008

Principal Amount: $750,000,000

Net Proceeds to Issuer: $746,977,500

Price to Public: 99.647%, plus accrued interest, if any, from and including August 27, 2008

Commission/Discount: 0.050%

Agent’s Capacity:   x     Principal Basis          Agency Basis

Maturity Date: August 27, 2013

Interest Payment Dates: Semi-annually on the 27th day of February and August of each year, commencing February 27, 2009 and ending on maturity date (or next business day, modified following)

Interest Rate: 5.125% per annum

Recent Developments: The unrealized net of tax loss on the Issuer’s securities available-for-sale portfolio increased by approximately $580 million during the month of July 2008 to approximately $2.4 billion at July 31, 2008, compared to approximately $1.8 billion at June 30, 2008.

Form:	x	Book Entry
	___	Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity
	___	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
	___	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	___ Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased

Banc of America Securities LLC	$300,000,000
Morgan Stanley & Co. Incorporated	$300,000,000
BNY Mellon Capital Markets, LLC	$ 75,000,000
BNP Paribas Securities Corp.	$ 75,000,000
Total:	$750,000,000

Delivery of the Notes will be made against payment on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.